February 21, 2000

Via Facsimile (202) 942-9594  and UPS Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Barry N. Summer
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Withdrawal of Registration Statement on Form S-1 (File No. 333-84465) of Nucentrix Broadband Networks, Inc.

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, Nucentrix Broadband Networks, Inc. (the "Company") requests the Commission's consent to the withdrawal of the Company's Registration Statement on Form S-1, File No. 333-84465 (the "Registration Statement") and further requests that the Commission enter an order granting such withdrawal. The proposed offering was abandoned due to market conditions and increased liquidity.

         Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal to the undersigned, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto" and be placed in the file for the Registration Statement.

         Please direct all inquiries to me at (972) 633-4039 or Mr. Rodney Moore (of Vinson & Elkins, L.L.P., counsel to the Company) at (214) 220-7781.


                                   Sincerely,


                                 /s/ J. Curtis Henderson

                                 J. Curtis Henderson
                                 Senior Vice President and
                                 General Counsel



JCH/csi

Cc:      Martin Reed (via facsimile)
         Securities and Exchange Commission